SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

FG Merger Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30324Y101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON FG Merger Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,007,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,007,500 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,500 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.80%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 15,000 shares of Common Stock
	6	SHARED VOTING POWER 2,007,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 15,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 2,007,500 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,022,500 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.90%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 10,000 shares of Common Stock
	6	SHARED VOTING POWER 2,007,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 10,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 2,007,500 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,017,500 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.90%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Hassan R. Baqar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 10,000 shares of Common Stock
	6	SHARED VOTING POWER 2,007,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 10,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 2,007,500 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,017,500 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.90%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	NAME OF ISSUER:

The name of the issuer is FG Merger Corp., a Delaware corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 104 S. Walnut Street Unit 1A, Itasca, Illinois 60143.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by FG Merger Investors LLC (the "Sponsor"), Mr. D. Kyle Cerminara ("Mr. Cerminara"), Mr. Larry G. Swets, Jr. ("Mr. Swets"), and Mr. Hassan R. Baqar ("Mr. Baqar"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143.

Item 2(c).	CITIZENSHIP:

The Sponsor is a Delaware limited liability company. Messrs. Cerminara, Swets and Baqar are United States citizens.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

30324Y101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon 10,157,750 shares of Common Stock outstanding as of February 2, 2023, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on February 2, 2023.

The Sponsor is the record holder of 2,007,500 shares of Common Stock. Messrs. Cerminara, Swets and Baqar are managers of the Sponsor. Messrs. Swets, Cerminara and Baqar have voting and investment discretion with respect to the shares of Common Stock held of record by the Sponsor. As a result, Messrs. Cerminara, Swets and Baqar may be deemed to have shared beneficial ownership of the shares of Common Stock held by the Sponsor. Messrs. Swets, Cerminara and Baqar disclaim any beneficial ownership of any shares held by the Sponsor except to the extent of their respective pecuniary interests therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

FG MERGER INVESTORS LLC

By:	/s/ Hassan R. Baqar
	Name:	Hassan R. Baqar
	Title:	Authorized Signatory

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.

/s/ Hassan R. Baqar
Hassan R. Baqar

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of February 14, 2023

FG MERGER INVESTORS LLC

By:	/s/ Hassan R. Baqar
	Name:	Hassan R. Baqar
	Title:	Authorized Signatory

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.

/s/ Hassan R. Baqar
Hassan R. Baqar